Exhibit 12(e)
LOUISVILLE GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(Millions of Dollars)

	Successor			Predecessor
	3 Months	Year	2 Months	10 Months
	Ended	Ended	Ended	Ended
	Mar. 31,	Dec. 31,	Dec. 31,	Oct. 31,	Year Ended December 31,
	2012	2011	2010	2010	2009	2008	2007
Earnings, as defined:
Income Before Income Taxes	$40	$195	$29	$167	$142	$131	$179
Mark to market impact of derivative
instruments			1	(20)	(20)	35
	40	195	30	147	122	166	179

Total fixed charges as below	11	46	8	40	46	60	53

Total earnings	$51	$241	$38	$187	$168	$226	$232

Fixed charges, as defined:
Interest charges (a)	$11	$44	$8	$38	$44	$58	$50
Estimated interest component of
operating rentals		2		2	2	2	2
Preferred stock dividends							1

Total fixed charges	$11	$46	$8	$40	$46	$60	$53

Ratio of earnings to fixed charges	4.6	5.2	4.8	4.7	3.7	3.8	4.4

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.